

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Bo Tan
Chief Executive Officer
Summit Healthcare Acquisition Corp.
Unit 1101, 11th Floor
1 Lyndhurst Tower, 1 Lyndhurst Terrace
Central, Hong Kong

   Re: Summit Healthcare Acquisition Corp.
    Amendment No. 1 to
    Registration Statement on Form S-1
    Filed May 25, 2021
    File No. 333-255722

Dear Mr. Tan:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Notes to Unaudited Financial Statements, page F-7

1. On page F-7, you label the notes as *Notes to Unaudited Financial Statements* even though some of these notes appear to be related to the audited financial statements. Please revise to properly present as audited those footnotes that are required to be audited.

Note 2--Significant Accounting Policies
Basis of Presentation, page F-9

2.   Please include the disclosure required by Rule 10-01(8) of Regulation S-X related to whether any unaudited interim financial statements furnished reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented.

       You may contact Franklin Wyman at (202) 551-3660 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Steve Lin